                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                 Metrocall, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  591674 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

                                  Mark A. Solls
                  Vice President, Secretary and General Counsel
                                   ProNet Inc.
                                6340 LBJ Freeway
                              Dallas, Texas  75240
                                 (214) 687-2000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                               Jeffrey A. Chapman
                              Vinson & Elkins L.L.P.
                            3700 Trammell Crow Center
                              Dallas, Texas  75201
                                 (214) 220-7797


                                  August 8, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index required by Rule 0-3(c) is located at page 9 of this filing.

                      (Continued on the following page(s))

                                      13D                 Page  2  of  9  Pages
                                                               ---    ---

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.

     ProNet Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00 (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power            9,405,969
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     9,405,969
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     37.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

*As a result of executing that certain Stockholders Voting Agreement dated August 8, 1997 (the "Voting Agreement") with the stockholders of Metrocall, Inc., a Delaware corporation ("Metrocall"), listed on Annex A hereto (the "Metrocall Stockholders"), ProNet Inc., a Delaware corporation ("ProNet"), may be deemed, for purposes of Section 13(d) of the Act, to have formed a "group" with the Metrocall Stockholders. The Voting Agreement is filed as
Exhibit 10.1 hereto and is incorporated herein by reference. The information regarding the Metrocall Stockholders contained in this Statement on Schedule 13D is provided to the best knowledge of ProNet and, unless otherwise indicated, is based on information provided to ProNet by Metrocall and the Metrocall Stockholders.

                                    SCHEDULE 13D
                                                          Page  3  of  9  Pages
                                                               ---    ---

Item 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to shares of common stock, $.01 par value per share ("Shares"), of Metrocall, Inc., a Delaware corporation ("Metrocall" or the "Issuer"). The address of the principal executive offices of the Issuer is 6677 Richmond Highway, Alexandria, Virginia 22306.

Item 2.   IDENTITY AND BACKGROUND.

     (a) - (c) and (f). This statement is being filed by ProNet. ProNet is organized under the laws of the State of Delaware, and its principal business address is 6340 LBJ Freeway, Dallas, Texas 75240. ProNet provides wireless messaging services in the United States.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of ProNet are set forth in Annex B hereto and are incorporated herein by reference.

     (d) and (e). During the last five years, ProNet has not and, to the best knowledge of ProNet, none of the executive officers and directors of ProNet have
(i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 4 is incorporated herein by reference.

Item 4.   PURPOSE OF TRANSACTION.

     Pursuant to that certain Agreement and Plan of Merger, dated August 8, 1997, between ProNet and Metrocall (the "Merger Agreement"), filed as Exhibit
10.2 hereto and incorporated herein by reference, ProNet shall, subject to the terms and conditions set forth therein, be merged with and into Metrocall (the "Merger"). The individuals who are to serve as directors of Metrocall upon consummation of the Merger are identified in Annex A of the Merger Agreement and include 11 directors designated by Metrocall and three directors designated by ProNet.

     Pursuant to the Voting Agreement, each Metrocall Stockholder agreed to attend the meeting of Metrocall's stockholders to be called pursuant to the Merger Agreement (including any adjournment or adjournments thereof), in person or by proxy, and to vote, or cause to be voted (or, if the stockholders of Metrocall act by written consent, to consent in writing, or cause to consent in writing, with respect to) all Shares, whether issued heretofore or hereafter, that such Metrocall Stockholder owns or has the right to vote or consent in favor of approval and adoption of the Merger Agreement, the Merger and a proposed amendment to the Amended and Restated Certificate of Incorporation of Metrocall, as amended, to increase

                                                          Page  4  of  9  Pages
                                                               ---    ---

the authorized number of Shares to 80,000,000 (the "Charter Amendment"). In addition, each of the Metrocall Stockholders has agreed to appoint ProNet as its attorney-in-fact and proxy for such purpose. As a result, ProNet has shared voting power with respect to an aggregate of 9,405,969 Shares held by the Metrocall Stockholders, representing 37.5% of the 25,052,513 Shares outstanding as of May 1, 1997. In addition, the Metrocall Stockholders agreed in the Voting Agreement that, until consummation of the Merger or the termination of the Voting Agreement, they will not, directly or indirectly, sell, transfer, pledge (other than pledges pursuant to commercially customary brokers margin accounts) or otherwise dispose of, any of the number of "Owned Shares" (herein so called) indicated on Annex A hereto to any person other than ProNet or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing, unless such Owned Shares remain subject to the Metrocall Stockholder's obligations under the Voting Agreement in the hands of any transferee, provided that nothing in the Voting Agreement shall preclude a Metrocall Stockholder from transferring that number of Shares in excess of the number of Owned Shares owned by such Metrocall Stockholder free and clear of any obligations under the Voting Agreement. No purchases of Shares will be made pursuant to the Voting Agreement. ProNet entered into the Voting Agreement with the Metrocall Stockholders to ensure that the Metrocall Stockholders will vote in favor of the Merger Agreement, the Merger and the Charter Amendment.

     Metrocall and ProNet have entered into that certain Option Agreement dated August 8, 1997 (the "Option Agreement"), filed as Exhibit 10.3 hereto and incorporated herein by reference, under which ProNet granted to Metrocall an irrevocable option (the "Option") to purchase, subject to the terms and conditions therein, 2,450,000 shares of common stock, par value $.01 per share, of ProNet ("ProNet Shares") at an exercise price of $5.40 per ProNet Share. The Option is capped such that it may not be exercised for a number of ProNet Shares as would, as of the date of exercise of the Option, result in Metrocall's receiving a Notional Total Return (as defined in the Option Agreement) of more than 9.9% of the Total Equity Value (as defined in the Option Agreement) of ProNet as of such date.

     Except as otherwise set forth in this Item 4, ProNet has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes to the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares to cease to be authorized to be quoted on the Nasdaq National Market; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). The information set forth in Item 4 is incorporated herein by reference. Other than as described above, ProNet does not beneficially own any Shares. To the knowledge of ProNet, none of ProNet's executive officers and directors beneficially own any Shares. ProNet disclaims beneficial

                                                          Page  5  of  9  Pages
                                                               ---    ---

ownership of any Shares and, notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under the Act, the filing of this Schedule 13D shall not be construed as an admission that ProNet is the beneficial owner of any Shares.

     (c). To the knowledge of ProNet, there have been no transactions in Shares by any of ProNet's executive officers or directors during the past 60 days.

     (d). To the knowledge of ProNet, the right to receive dividends with respect to the Shares to which this Schedule 13D relates, and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Shares held by each of the Metrocall Stockholders are held by such Metrocall Stockholders as reflected in Annex A to the Voting Agreement.

     (e).  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Item 4 is incorporated herein by reference. Other than the Merger Agreement, the Voting Agreement and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between ProNet and any other person, or, to the knowledge of ProNet, among any of ProNet's executive officers and directors or between any of ProNet's executive officers and directors and any other person, with respect to the Shares.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT 10.1 - Stockholders Voting Agreement, dated August 8, 1997, among ProNet and the Metrocall Stockholders (filed as an exhibit to Metrocall's Current Report on Form 8-K dated August 11, 1997 (the "Metrocall 8-K"), and incorporated herein by reference).

     EXHIBIT 10.2 - Agreement and Plan of Merger dated August 8, 1997, between Metrocall and ProNet (filed as an exhibit to the Metrocall 8-K and incorporated herein by reference).

     EXHIBIT 10.3 - Option Agreement dated August 8, 1997, between Metrocall and ProNet (filed as an exhibit to the Metrocall 8-K and incorporated herein by reference).

                                                          Page  6  of  9  Pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


DATED:    August 18, 1996          ProNet Inc.

                                   By: /s/ MARK A. SOLLS
                                      -----------------------------
                                      Mark A. Solls
                                      Vice President

                                                          Page  7  of  9  Pages
                                                               ---    ---

                                   ANNEX A

                           METROCALL STOCKHOLDERS

--------------------------------------------------------------------------------
                                                                   Total Shares
                                                    Number of      Owned as of
                                                  "Owned Shares"  August 8, 1997
--------------------------------------------------------------------------------
Ronald V. Aprahamian                                    40,000          40,000
--------------------------------------------------------------------------------
Harry L. Brock, Jr.                                  3,000,000       3,536,200
--------------------------------------------------------------------------------
Suzanne S. Brock                                       210,000         210,000
--------------------------------------------------------------------------------
William L. Collins, III                                347,515         347,515
--------------------------------------------------------------------------------
Francis A. Martin, III                                  50,000          50,000
--------------------------------------------------------------------------------
Ray Russenberger                                     1,900,000       2,129,448
--------------------------------------------------------------------------------
Elliott H. Singer                                      800,000         869,345
--------------------------------------------------------------------------------
UBS Capital LLC                                        970,365         970,365
--------------------------------------------------------------------------------
Wilmington Securities, Inc.                          1,154,185       1,154,185
--------------------------------------------------------------------------------
C.G. Grefenstette and Thomas G. Bigley, Trustees
U/A/T Dated 8/28/68 for Juliet Lea Hillman              14,130          14,130
--------------------------------------------------------------------------------
C.G. Grefenstette and Thomas G. Bigley, Trustees
U/A/T Dated 8/28/68 for Audrey Hilliard Hillman         14,130          14,130
--------------------------------------------------------------------------------
C.G. Grefenstette and Thomas G. Bigley, Trustees
U/A/T Dated 8/28/68 for Henry Lea Hillman, Jr.          14,130          14,130
--------------------------------------------------------------------------------
C.G. Grefenstette and Thomas G. Bigley, Trustees
U/A/T Dated 8/28/68 for William Talbott Hillman         14,130          14,130
--------------------------------------------------------------------------------
Henry L. Hillman, Elsie Hilliard Hillman and
C.G. Grefenstette Trustees of the Henry L.
Hillman Trust U/A Dated November 18, 1985               42,391          42,391
--------------------------------------------------------------------------------

                                                          Page  8  of  9  Pages
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                                    ANNEX B

                             IDENTITY AND BACKGROUND

     Listed below are the names, addresses and principal occupations of the directors and executive officers of ProNet. Each of the persons listed below is a United States citizen.

Name and Position                   Business Address            Present Occupation
-----------------                   ----------------            ------------------
Jackie R. Kimzey, Chairman and      6340 LBJ Freeway            See "Name and Position"
Chief Executive Officer             Dallas, Texas 75240

David J. Vucina, President, Chief   6340 LBJ Freeway            See "Name and Position"
Operating Officer and Director      Dallas, Texas 75240

Jan E. Gaulding, Senior Vice        6340 LBJ Freeway            See "Name and Position"
President, Treasurer and Chief      Dallas, Texas 75240
Financial Officer

Jeffrey A. Owens,                   6340 LBJ Freeway            See "Name and Position"
Senior Vice President and           Dallas, Texas 75240
Chief Technology Officer

Mark A. Solls, Senior Vice          6340 LBJ Freeway            See "Name and Position"
President, Secretary and            Dallas, Texas 75240
General Counsel

Joseph Y. Lacik, Vice President     6340 LBJ Freeway            See "Name and Position"
and Chief Information Officer       Dallas, Texas 75240

Timothy J. Moore                    6340 LBJ Freeway            See "Name and Position"
Vice President - New Business       Dallas, Texas 75240
Development

Harvey B. Cash, Director            13455 Noel Road             General Partner, Berry Cash
                                    Suite 1670                  Southwest Partnership, a venture
                                    Dallas, Texas 75240         capital partnership

Edward E. Jungerman, Director       12221 Merit Drive           President, Impulse
                                    Suite 1150                  Telecommunications, a strategic
                                    Dallas, Texas  75251        telecommunications consulting firm

Max D. Hopper, Director             1950 Stemmons Freeway       Principal, Max D. Hopper
                                    Suite 1755                  Associates, Inc., a technology
                                    Dallas, Texas  75225        consulting firm

George C. Platt, Director           Liberty Plaza II            President and Chief Executive
                                    5057 Keller Springs Road    Officer, Intecom, a provider of
                                    Dallas, Texas 75248         multimedia network services

                                                          Page  9  of  9  Pages
                                                               ---    ---

                                 EXHIBIT INDEX

     EXHIBIT 10.1 - Stockholders Voting Agreement, dated August 8, 1997, among ProNet and the Metrocall Stockholders (filed as an exhibit to the Metrocall 8-K and incorporated herein by reference).

     EXHIBIT 10.2 - Agreement and Plan of Merger dated August 8, 1997, between Metrocall and ProNet (filed as an exhibit to the Metrocall 8-K and incorporated herein by reference).

     EXHIBIT 10.3 - Option Agreement dated August 8, 1997, between Metrocall and ProNet (filed as an exhibit to the Metrocall 8-K and incorporated herein by reference).